Exhibit 99.1

IDC 5 Speen Street Framingham, MA 01701 (508) 872-8200 www.idc.com
Requested By: Meghan Mizoras
For Client: Deutsche Bank
Approving Analyst(s): Lisa Rowan
Disclosure Form
IDC grants Deutsche Bank permission to disclose the following information:
“In February 2007, an independent market research firm, International Data Corporation, or IDC, estimated that the end-to-end hiring process automation solutions market is expected to grow from $756 million in 2006 to approximately $2.0 billion in 2011, which represents a compound annual growth rate of 21.7%.”
Source: IDC 2007
It is understood by both IDC and Deutsche Bank that the information will not be sold.
It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Joseph Ebiselle	5-3-07
Joseph Ebiselle	Date
Program Vice President
IDC